EXHIBIT 99.1

Molecular Partners Provides Update on Ensovibep Following Novartis Quarterly Earnings Call

ZURICH-SCHLIEREN, Switzerland & CONCORD, Mass., April 26, 2022 (GLOBE NEWSWIRE) -- Ad hoc announcement pursuant to Art. 53 LR: Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a new class of custom-built protein drugs known as DARPin therapeutics, is providing an update following comments provided by Novartis during its quarterly earnings call today. In the call, Novartis’ CEO, Vas Narasimhan stated that Emergency Use Application (EUA) for ensovibep, which is filed and in review with the U.S. Food and Drug Administration (FDA), may require additional clinical data to be authorized.

Vas Narasimhan also noted the current omicron wave of SARS-Cov-2, and the lower incidents of hospitalization associated with it, has made clinical investigations challenging to execute in this evolving environment. Novartis is engaging with the FDA to align on a potential Phase 3 study design that could provide the additional data the agency is seeking for the EUA or full regulatory approval.

About Molecular Partners AG
Molecular Partners AG is a clinical-stage biotech company developing DARPin therapeutics, a new class of custom-built protein drugs designed to address challenges current modalities cannot. The Company has formed partnerships with leading pharmaceutical companies to advance DARPin therapeutics in the areas of infectious disease, oncology, and ophthalmology, and has compounds in various stages of clinical and preclinical development across multiple therapeutic areas. www.molecularpartners.com; Find us on Twitter - @MolecularPrtnrs

Cautionary Note Regarding Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates or product candidates of Molecular Partners’ collaborators, including expectations regarding the potential therapeutic and clinical benefits of such product candidates, the timing or ability of Molecular Partners or its collaborators to obtain and maintain regulatory approvals for such product candidates or the results of interactions with regulatory authorities, including the FDA. These statements may be identified by words such as “believe”, “expect”, “may”, “plan”, “potential”, “will”, “would” and similar expressions, and are based on Molecular Partners AG’s current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from Molecular Partners’ expectations include Molecular Partners’ ongoing and planned clinical trials and preclinical studies for Molecular Partners’ product candidates, including the timing of such trials and studies; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future clinical trials; the timing of and Molecular Partners’ ability to obtain and maintain regulatory approvals for Molecular Partners’ product candidates; the extent of clinical trials potentially required for Molecular Partners’ product candidates; Molecular Partners’ plans to develop and potentially commercialize Molecular Partners’ product candidates; the clinical utility and ability to achieve market acceptance of Molecular Partners’ product candidates; the potential impact of the COVID-19 pandemic on Molecular Partners’ operations or clinical trials; Molecular Partners’ plans and development of any new indications for Molecular Partners’ product candidates; Molecular Partners’ commercialization, marketing and manufacturing capabilities and strategy; Molecular Partners’ intellectual property position; Molecular Partners’ ability to identify and in-license additional product candidates; Molecular Partners’ reliance on third party partners and collaborators over which we may not always have full control; and other risks and uncertainties that are described in the Risk Factors section of Molecular Partners’ Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 15, 2022, and other filings Molecular Partners makes with the SEC. These documents are available on the Investors page of Molecular Partners’ website at http://www.molecularpartners.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and except to the extent required by law, Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further details, please contact:
Seth Lewis
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Shai Biran, PhD
shai.biran@molecularpartners.com
Tel: +1 978 254 6286

Thomas Schneckenburger, European IR & Media
thomas.schneckenburger@molecularpartners.com
Tel: +41 79 407 9952